FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

June 26, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on June 26, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

June 26, 2025.

SCHEDULE A

HIVE DIGITAL TECHNOLOGIES LTD.

HIVE Achieves FY2025 Total Revenue of $115.3 Million and $56.2 Million Adjusted EBITDA with 1,414 Bitcoin Mined and 3x Growth in AI GPU Revenue

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, TX, June 26, 2025 - HIVE Digital Technologies Ltd. (TSX.V: HIVE) (Nasdaq: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, announces its results for the full year ended March 31, 2025 (all amounts in US dollars, unless otherwise indicated).

FY2025 Financial Highlights:

• Total Revenue: $115.3 million, from digital currency mining and high-performance computing (HPC) hosting services.

• Digital currency mining revenue: $105.2 million, down 5.2% year-over-year mainly due to the April 2024 Bitcoin Halving and increased hash rate difficulty, mostly offset by 40% higher digital currency mining hashrate (from 4.5 EH/s at end of March 2024 to 6.3 EH/s at end of March 2025) and higher Bitcoin prices.

• HPC/AI Cloud Revenue: $10.1 million, representing approximately 3x growth year-over-year ($3.4 million FY2024), mainly due to expansion of GPU fleet earning AI Compute revenue, driven by strong demand for high-performance computing markets.

• Bitcoin Production: Mined 1,414 Bitcoin during the fiscal year, which contributed to HIVE's HODL position.

• Gross Operating Margins: $25.1 million in gross operating margin or 21.8%.

• G&A: $16.6 million, up from $13.2 million in FY2024 primarily as a result of increased staff to support

HIVE's global expansion in digital currency mining, particularly in Paraguay (representing 3x growth from 140 megawatts ("MW") to 440 MW of digital asset infrastructure), and the growth of its BUZZ HPC business (with the number of GPUs growing to over 5,000).

• Net Income: US GAAP net loss of $3.0 million.

• Adjusted EBITDA1: $56.2 million in Adjusted EBITDA or 48.7% of total revenue.

• Digital Assets: Total digital currency assets valued at $181.1 million at the ended the fiscal year on March 31, 2025, including 2,201 Bitcoin.

1. Non-GAAP measure. EBITDA (net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization) adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

1. Non-GAAP measure. EBITDA (net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization) adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

2. Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies -

Management Insights

Frank Holmes, Co-Founder and Executive Chairman of HIVE, commented, "In Fiscal 2025, we continued our track record of disciplined growth. We expanded our operational hashrate from approximately 4.5 EH/s in March 31, 2024 to 6.3 EH/s in March 31 2025-a 40% increase achieved even as the post-halving landscape compressed industry economics. Further, we acquired 300 MW of hydro-powered green-energy sites in Paraguay that management believes has deepened our leadership bench with visionaries like Lieutenant General (Ret.) John R. Evans Jr, Gabriel Lamas, and cloud-computing pioneer Craig Tavares and will transform HIVE's growth in both the mining and HPC businesses. We are extremely excited about the remainder of this year as we scale our Bitcoin mining business to the Company's goal of 25 EH/s by December 31, 2025 and continue the strong growth in our Buzz HPC Business. I'd like to thank our dedicated employees and shareholders for their continued support. Looking forward, our mandate remains the same as it always has been: compound strong shareholder value through disciplined, high-return on invested capital ("ROIC") growth powered by green energy."

Aydin Kilic, President & CEO of HIVE, stated, "The foundation we set in Fiscal 2025 with the acquisition of our 100 MW site in Valenzuela, Paraguay and the 200 MW site in Yguazú, Paraguay has set the stage for what management believes will be the most transformative chapter in HIVE's history. Since the end of Fiscal 2025, HIVE commissioned the first 100 MW at Yguazú two weeks ahead of its projected schedule, which nearly doubled our hashrate to 11.5 EH/s as of today, with 5.5 Bitcoin being produced daily. The announced exahash growth with the Paraguay expansions and the continued growth path for our Buzz HPC division, gives HIVE two high-revenue engines of growth. With Paraguay ramping weekly, new Bitmain S21+ Hydro machines, and our diversified infrastructure strategy firmly in place, management's focuses are driving lower production costs, expanding cash flow, and delivering sustainable long-term value for our shareholders, all while maintaining our green energy focused strategy. We have been strong in the sector when it comes to ROIC as well, with 22% ROIC achieved over the past 12 months, while keeping low general and administrative expenses per Bitcoin mined as well. I am incredibly proud of our team. 2025 is a transformative year for HIVE."

Darcy Daubaras, CFO of HIVE, added, "This reporting period marks a significant milestone for our Company as we have transitioned our financial reporting framework from IFRS to US GAAP. This change aligns with our strategic objectives, enhances comparability with U.S.-listed peers, and supports our potential growth ambitions in U.S. capital markets. We remain committed to transparency and will continue to provide clear, consistent reporting as we move forward. With every megawatt and associated mining hardware for our 300 MW Paraguay expansion now fully funded, we are excited to be on track to deliver our target of 25 EH/s by US Thanksgiving-more than quadrupling our hashrate from March 2025. We believe the scale and efficiency gains from this expansion will significantly enhance our unit economics and drive significant shareholder returns. The initiatives launched in Fiscal 2025 represent the beginning of HIVE's transformation from a modest digital mining company into a globally scaled, sustainability-focused leader in Bitcoin infrastructure."

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months and year ended March 31, 2025 will be accessible on SEDAR+ at

www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

Q4 FY2025 Financial Highlights:

• Total Revenue: $31.2 million, from digital currency mining and high-performance computing (HPC) hosting services.

• Digital currency mining revenue: $28.1 million, up 5.5% sequentially from fiscal Q3 2025 mainly due higher average digital currency mining hashrate (from 5.4 EH/s in fiscal Q3 2025 to 5.9 EH/s in fiscal Q4 2025) and slightly higher Bitcoin prices.

1. Non-GAAP measure. EBITDA (net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization) adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

2. Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies -

• G&A: $5.3 million, up slightly from $4.6 million in Q3 FY2025 primarily as a result of increased staff to support HIVE's global expansion in digital currency mining, particularly in Paraguay, and the growth of its BUZZ HPC business.

• Bitcoin Production: Mined 303 Bitcoin, down 6% sequentially from fiscal Q3 2025 due to increased hashrate difficulty.

• HPC Revenue: Buzz HPC revenue was a record $3.0 million during the quarter, up 18.5% sequentially, driven by strong demand for high-performance computing markets.

• Gross Operating Margins: $8.8 million in gross operating margin or 28.2%.

• Net Income: GAAP net loss of $52.9 million.

• Adjusted EBITDA1: ($30.7) million in Adjusted EBITDA primarily due to quarter end non-cash revaluation2 of ($26.4) million digital currencies held on balance sheet as a result of lower quarter end spot Bitcoin price. Since March 31, 2025, Bitcoin price has recovered to approximately $101,000 as of the date of this report. In addition, the Company recorded a $6.7 million non-cash, unrealized loss related to its equity investments.

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the year ended March 31, 2025 will be accessible on SEDAR+ at www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure powered by renewable hydroelectric energy. With a global footprint across Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

1. Non-GAAP measure. EBITDA (net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization) adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

2. Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies -

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the new site in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations for the three months and year ended March 31, 2025; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainabili ty of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

1. Non-GAAP measure. EBITDA (net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization) adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

2. Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies -